SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 26, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports fourth quarter and annual 2019 results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2019 RESULTS1

QUARTERLY ADJUSTED EBITDA1,2 TOTALED NIS 217 MILLION

NET DEBT2 TOTALED NIS 957 MILLION

QUARTERLY CELLULAR CHURN RATE CONTINUED TO DECREASE AND TOTALED 7.2%

PARTNER TV SUBSCRIBER BASE REACHED 199 THOUSAND AS OF TODAY
AND INCREASED BY 66 THOUSAND IN 2019

PARTNER’S FIBER-OPTIC INFRASTRUCTURE REACHES
600 THOUSAND HOUSEHOLDS ACROSS ISRAEL AS OF TODAY

2019 Annual Highlights (compared with 2018)

•	Total Revenues: NIS 3,234 million (US$ 936 million), a decrease of 1%
•	Service Revenues: NIS 2,560 million (US$ 741 million), an increase of 1%
•	Equipment Revenues: NIS 674 million (US$ 195 million), a decrease of 8%
•	Total Operating Expenses (OPEX) [1,2]: NIS 1,885 million (US$ 545 million), a decrease of 6%
•	Adjusted EBITDA[1,2]: NIS 853 million (US$ 247 million), an increase of 18%
•	Adjusted EBITDA Margin[1,2]: 26% of total revenues compared with 22%
•	Profit for the Year: NIS 19 million (US$ 6 million) a decrease of 66%
•	Net Debt: NIS 957 million (US$ 277 million), an increase of NIS 7 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 49 million (US$ 14 million), a decrease of NIS 75 million
•	Cellular ARPU: NIS 57 (US$ 16), a decrease of NIS 1
•	Cellular Subscriber Base: approximately 2.66 million at year-end, an increase of 11 thousand subscribers
•	TV Subscriber Base: approximately 188 thousand subscribers at year-end, an increase of 66 thousand subscribers

1 The quarterly financial results are unaudited. The Company has applied the standard IFRS 16 – Leases, from January 1, 2019. The effects of the application of the standard on the financial results are provided in this press release. The impact of the adoption of IFRS 16 on Adjusted EBITDA for Q4 2019 was an increase of NIS 40 million and for the year 2019, NIS 157 million.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Fourth quarter 2019 highlights (compared with fourth quarter 2018)

•	Total Revenues: NIS 834 million (US$ 241 million), an increase of 2%
•	Service Revenues: NIS 636 million (US$ 184 million), an increase of 2%
•	Equipment Revenues: NIS 198 million (US$ 57 million), an increase of 5%
•	Total Operating Expenses (OPEX) [1,2]: NIS 467 million (US$ 135 million), a decrease of 7%
•	Adjusted EBITDA[1,2]: NIS 217 million (US$ 63 million), an increase of 26%
•	Adjusted EBITDA Margin[1,2]: 26% of total revenues compared with 21%
•	Profit for the Period: NIS 7 million (US$ 2 million), a decrease of 63%
•	Net Debt: NIS 957 million (US$ 277 million), an increase of NIS 7 million from Q4 2018, and an increase of NIS 1 million in the quarter
•	Adjusted Free Cash Flow (before interest)[2]: NIS 16 million (US$ 5 million), an increase of NIS 38 million
•	Cellular ARPU: NIS 55 (US$ 16), a decrease of NIS 2
•	Cellular Subscriber Base: approximately 2.66 million at quarter-end, an increase of 11 thousand subscribers since Q4 2018, and an increase of 6 thousand in the quarter
•	TV Subscriber Base: approximately 188 thousand subscribers at quarter-end, an increase of 66 thousand subscribers since Q4 2018, and an increase of 12 thousand in the quarter

Rosh Ha’ayin, Israel, March 26, 2020 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter and year ended December 31, 2019.

Commenting on the results for the fourth quarter and full year 2019, Mr. Isaac Benbenisti, CEO of Partner noted:

“We ended 2019 with growth in fixed line segment revenues, an independent fiber optic infrastructure that already reaches approximately 600 thousand households, and 199 thousand subscribers connected to Partner TV, once again the fastest growing TV service in Israel in 2019.

In the cellular segment we concluded 2019 with an increase of 11 thousand subscribers, while we successfully implemented our subscriber value strategy, which resulted in an increase in subscriber loyalty and the lowest churn rate since 2011, totaling 7.2% in the fourth quarter and 31% for the entire year.

2020 started with an extraordinary global health crisis of unprecedented scope and impact on the global and domestic market. Partner is facing this exceptional situation in a position of strength relative to its peers, in light of our net debt which totals NIS 957 million and our level of cash, which is significantly higher than our interest and principal payments for the coming two years.

We have also made the necessary operational adjustments to support the continuation of business operations during this period, and we have taken steps to adjust the Company's cost structure to the new reality. We are experiencing a significant increase in the use of our services: domestic cellular services, internet and TV, and we continue to provide millions of our customers with the infrastructure which is so critical for all of us – stable, reliable and fast communication. We are also looking ahead, and taking steps to prepare for when this crisis is behind us.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“During 2019, Partner continued to strengthen its position as a comprehensive telecommunications group which was reflected, among other elements, in the significant continued growth in the Company's growth engines which include TV services and fiber optic infrastructure, and the stabilizing trend in the cellular market.

Although profit for the quarter decreased by 63% compared to the same quarter in the preceding year, the fourth quarter results reflected the continued positive trend with service revenues growth, growth in the fixed-line segment Adjusted EBITDA, the continued improvement in the cellular segment operating results and positive free cash flow.

In the cellular segment, we continued to reduce erosion in cellular service revenues alongside a decline in churn rate which totaled 7.2% in Q4 2019 and 31% in 2019 compared to 8.5% in Q4 2018 and 35% in 2018. In addition, we recorded growth in the subscriber base both in the fourth quarter and the year as well as relatively low erosion in ARPU which totaled NIS 55 in the fourth quarter and NIS 57 in 2019 compared to NIS 57 in Q4 2018 and NIS 58 in 2018.

These results reflected the progress we are making in executing the Company's strategy to increase value for the customer, to focus on continued improvement in service and expand our product offering, despite the continued competition during 2019.

Adjusted EBITDA in 2019 totaled NIS 853 million or NIS 696 million excluding the impact of IFRS 16, compared to NIS 722 million in 2018. This outcome reflects the Company's strict control over its OPEX while it expands into new areas of activity.

Adjusted EBITDA increased in the fourth quarter and totaled NIS 217 million compared to NIS 172 million in Q4 2018. The effect of IFRS 16 totaled NIS 40 million in the quarter and therefore, excluding the effect of IFRS 16, Adjusted EBITDA increased by 3% compared to Q4 2018. The improvement in the fourth quarter resulted mainly from the increase in Adjusted EBITDA in the fixed-line segment alongside stability in the cellular segment.

The Company's balance sheet reflected net debt of less than NIS 1 billion and a low net debt to Adjusted EBITDA ratio of 1.1 at the end of 2019. In the beginning of January 2020, the Company successfully completed an equity raise of NIS 276 million, net, with the purpose of supporting the Company's growth engines and of preserving our competitive advantage and thus being prepared for new growth opportunities.

Adjusted Free Cash Flow (before interest) in 2019 totaled NIS 49 million. We continue to invest in fiber optic deployment and even accelerated deployment in 2019. This investment was possible due to our financial strength and strong balance sheet and it positions us at the technological forefront in Israel, as reflected in the continued growth in our TV subscriber base which stands at 199 thousand subscribers as of today, and in the sustained high deployment rates of our fiber optic infrastructure which reaches today 600 thousand households across Israel.

Regarding the coronavirus crisis, from the beginning of March 2020 the crisis began to have a harmful effect on our business, revenues and results from operations. In particular, the significant fall in the volume of international travel by our customers has begun to cause a decrease in revenues from roaming services, and the closure of shopping malls has begun to affect the volume of sales of equipment and service revenues.

To date, the impact has been limited, since the crisis only began at the beginning of March 2020. In addition, the impact has been mitigated by a number of actions we have taken, including cutting costs and sending a large quantity of employees on unpaid leave. However, should these trends continue, the reduction in roaming revenues and in sales of equipment and services, together with an increase in bad debts that is likely to be caused by the high level of unemployment in Israel due to the coronavirus crisis, may have a material harmful effect on our results of operations and financial position for 2020.”

Q4 2019 compared with Q3 2019

NIS Million	Q3’19	Q4’19	Comments
Service Revenues	658	636	The decrease results from the decline in cellular service revenues as a result of seasonality partly offset by an increase in fixed-line segment service revenues
Equipment Revenues	167	198	The increase reflected a higher volume of equipment sales
Total Revenues	825	834
Gross profit from equipment sales	33	37
OPEX	474	467
Adjusted EBITDA	225	217
The decrease resulted mainly from a decrease in cellular service revenues partly offset by an increase in gross profit from cellular equipment sales and an increase in Adjusted EBITDA from fixed line segment

Profit for the Period	7	7
Capital Expenditures (additions)	150	129
Adjusted free cash flow (before interest payments)	13	16
Net Debt	956	957

	Q3’19	Q4’19	Comments
Cellular Subscribers (end of period, thousands)	2,651	2,657	Increase of 6 thousand Pre-Paid subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	59	55	The decrease was mainly as a result of seasonality
Quarterly Cellular Churn Rate (%)	7.7%	7.2%	Decrease in Post-Paid and Pre-Paid churn rates
TV Subscribers (end of period, thousands)	176	188

Key Financial Results

NIS MILLION (except EPS)	2015[3]	2016	2017*	2018*	2019*
Revenues	4,111	3,544	3,268	3,259	3,234
Cost of revenues	3,472	2,924	2,627	2,700	2,707
Gross profit	639	620	641	559	527
S,G&A and credit losses	640	689	465	471	468
Income with respect to settlement agreement with Orange	61	217	108
Other income	47	45	31	28	28
Operating profit	107	193	315	116	87
Finance costs, net	143	105	180	53	68
Income tax expenses	4	36	21	7	0
Profit (Loss) for the year	(40)	52	114	56	19
Earnings (Loss) per share (basic, NIS)	(0.26)	0.33	0.70	0.34	0.12

NIS MILLION (except EPS)	Q4’18	Q1’19*	Q2’19*	Q3’19*	Q4’19*
Revenues	814	794	781	825	834
Cost of revenues	694	677	650	687	693
Gross profit	120	117	131	138	141
S,G&A and credit losses	113	114	118	120	116
Other income	7	6	9	8	5
Operating profit	14	9	22	26	30
Finance costs, net	12	14	16	18	20
Income tax expenses (income)	(17)	(7)	3	1	3
Profit for the period	19	2	3	7	7
Earnings per share (basic, NIS)	0.12	0.01	0.02	0.04	0.05

NIS MILLION (except EPS)	Q4'18	Q4'19*	% Change
Revenues	814	834	+2%
Cost of revenues	694	693	0%
Gross profit	120	141	+18%
Operating profit	14	30	+114%
Profit for the period	19	7	-63%
Earnings per share (basic, NIS)	0.12	0.05
Adjusted Free Cash Flow (before interest)	(22)	16

* The Company adopted IFRS 15 from the beginning of 2017 and IFRS 16 from the beginning of 2019. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

3 In Q4 2015, the Company recorded an impairment charge on its fixed-line assets which reduced operating profit by NIS 98 million and profit by NIS 72 million in 2015.

Key Operating Indicators

	2015	2016	2017*	2018*	2019*
Adjusted EBITDA (NIS million)	876	834	917	722	853
Adjusted EBITDA (as a % of total revenues)	21%	24%	28%	22%	26%
Adjusted Free Cash Flow (NIS million)	566	758	599	124	49
Cellular Subscribers (end of period, thousands)	2,718	2,686	2,662	2,646	2,657
Estimated Cellular Market Share (%)	27%	26%	25%	25%	25%
Annual Cellular Churn Rate (%)	46%	40%	38%	35%	31%
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	69	65	62	58	57
TV subscribers (end of period, thousands)			43	122	188

	Q4'18	Q4'19*	Change
Adjusted EBITDA (NIS million)	172	217	+26%
Adjusted EBITDA margin (as a % of total revenues)	21%	26%	+5
Cellular Subscribers (end of period, thousands)	2,646	2,657	+11
Quarterly Cellular Churn Rate (%)	8.5%	7.2%	-1.3
Monthly Average Revenue per Cellular User (ARPU) (NIS)	57	55	-2

* The Company adopted IFRS 15 from the beginning of 2017 and IFRS 16 from the beginning of 2019. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	2018	2019*	Change %	2018	2019*	Change %	2018	2019	2018	2019*	Change %
Total Revenues	2,486	2,369	-5%	944	1,028	+9%	(171)	(163)	3,259	3,234	-1%
Service Revenues	1,843	1,798	-2%	852	925	+9%	(171)	(163)	2,524	2,560	+1%
Equipment Revenues	643	571	-11%	92	103	+12%	-	-	735	674	-8%
Operating Profit	68	77	+13%	48	10	-79%	-	-	116	87	-25%
Adjusted EBITDA	524	635	+21%	198	218	+10%	-	-	722	853	+18%

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q4'18	Q4'19*	Change %	Q4'18	Q4'19*	Change %	Q4'18	Q4'19	Q4'18	Q4'19*	Change %
Total Revenues	612	610	0%	244	264	+8%	(42)	(40)	814	834	+2%
Service Revenues	447	438	-2%	220	238	+8%	(42)	(40)	625	636	+2%
Equipment Revenues	165	172	+4%	24	26	+8%	-	-	189	198	+5%
Operating Profit	2	30	+1400%	12	0		-	-	14	30	+114%
Adjusted EBITDA	119	156	+31%	53	61	+15%	-	-	172	217	+26%

* The Company adopted IFRS 16 from the beginning of 2019. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Financial Review

In 2019, total revenues were NIS 3,234 million (US$ 936 million), a decrease of 1% from NIS 3,259 million in 2018.

Annual service revenues in 2019 totaled NIS 2,560 million (US$ 741 million), an increase of 1% from NIS 2,524 million in 2018.

Service revenues for the cellular segment in 2019 totaled NIS 1,798 million (US$ 520 million), a decrease of 2% from NIS 1,843 million in 2018.  The decrease was mainly a result of the continued downward pressures on the prices of Post-Paid and Pre-Paid cellular services as a result of the continued competition in the cellular market.

Service revenues for the fixed-line segment in 2019 totaled NIS 925 million (US$ 268 million), an increase of 9% from NIS 852 million in 2018. This increase mainly reflected an increase in revenues from TV services and from internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers.

In Q4 2019, total revenues were NIS 834 million (US$ 241 million), an increase of 2% from NIS 814 million in Q4 2018.

Service revenues in Q4 2019 totaled NIS 636 million (US$ 184 million), an increase of 2% from NIS 625 million in Q4 2018.

Service revenues for the cellular segment in Q4 2019 totaled NIS 438 million (US$ 127 million), a decrease of 2% from NIS 447 million in Q4 2018. The decrease was mainly the result of the continued price erosion of cellular services due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q4 2019 totaled NIS 238 million (US$ 69 million), an increase of 8% from NIS 220 million in Q4 2018. The increase mainly reflected higher revenues from TV and internet services, which were partially offset principally by the decline in revenues from international calling services.

Equipment revenues in 2019 totaled NIS 674 million (US$ 195 million), a decrease of 8% from NIS 735 million in 2018, principally reflecting lower sales volumes of both cellular devices and other non-core equipment.

Gross profit from equipment sales in 2019 was NIS 144 million (US$ 42 million), compared with NIS 166 million in 2018, a decrease of 13%. This decrease mainly reflected the lower sales volumes, as well a decrease in profit margins for equipment sales due to a change in the product mix.

Equipment revenues in Q4 2019 totaled NIS 198 million (US$ 57 million), an increase of 5% from NIS 189 million in Q4 2018, largely reflecting an increase in sales volumes.

Gross profit from equipment sales in Q4 2019 was NIS 37 million (US$ 11 million), compared with NIS 42 million in Q4 2018, a decrease of 12%, mainly reflecting a change in the product mix which led to a decrease in the average profit per sale.

Total operating expenses (‘OPEX’) totaled NIS 1,885 million (US$ 545 million) in 2019, a decrease of 6% or NIS 111 million from 2018. This decrease mainly reflected the impact of the implementation of IFRS 16 in 2019, which reduced total operating expenses by NIS 157 million, and decreases in other expenses including in credit losses and in international calling services expenses. These decreases were partly offset by an increase in expenses related to TV services and internet services. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in 2019 increased by 2% compared with 2018, mainly as a result of expenses related to TV services and internet services partly offset by decreases in other expenses as described above.

Total operating expenses (‘OPEX’) totaled NIS 467 million (US$ 135 million) in Q4 2019, a decrease of 7% or NIS 35 million from Q4 2018. The decrease mainly reflected the impact of the implementation of IFRS 16 which totaled NIS 40 million. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q4 2019 decreased by 2% compared with Q4 2018 mainly as a result of a decrease in depreciation expenses of NIS 15 million resulting from a change in the estimated useful life of the Company's cellular license. This change is expected to reduce depreciation and amortization expenses in the years 2020 and 2021 by an annual amount of approximately NIS 60 million.

Operating profit for 2019 totaled NIS 87 million (US$ 25 million), a decrease of 25% compared with NIS 116 million in 2018. The impact of the adoption of IFRS 16 on operating profit in 2019 was an increase of NIS 11 million. The decrease in operating profit mainly reflected the increase in operating expenses including depreciation and amortization expenses and the decrease in gross profit from equipment sales, which more than offset the increase in service revenues. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in 2019 totaled NIS 853 million (US$ 247 million), an increase of 18% from NIS 722 million in 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA in 2019 was an increase of NIS 157 million. As a percentage of total revenues, Adjusted EBITDA in 2019 was 26% compared with 22% in 2018.

Adjusted EBITDA for the cellular segment was NIS 635 million (US$ 184 million) in 2019, an increase of 21% from NIS 524 million in 2018, reflecting the impact of the adoption of IFRS 16 on OPEX in an amount of NIS 141 million and a decrease in other OPEX, partially offset by a decrease in cellular service revenues and a decrease in gross profit from equipment sales in the cellular segment. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in 2019 was 27% compared with 21% in 2018.

Adjusted EBITDA for the fixed-line segment was NIS 218 million (US$ 63 million) in 2019, an increase of 10% from NIS 198 million in 2018. Adjusted EBITDA excluding the impact of IFRS 16 was NIS 202 million, an increase of 2% from 2018, which resulted from the growth in TV and internet services and the increase in gross profit from fixed-line equipment sales, which were partially offset by the negative impact from the decline in international calling services. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in 2019 was 21%, unchanged from 2018.

Operating profit for Q4 2019 was 30 million (US$ 9 million), an increase of 114% compared with NIS 14 million in Q4 2018. The increase mainly resulted from the adoption of IFRS 16 which decreased OPEX, as can be seen in Adjusted EBITDA, and increased depreciation and amortization expenses as a result of IFRS 16, which were partially offset by a decrease in depreciation of NIS 15 million resulting from a change in the estimated useful life of the Company's cellular license. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in Q4 2019 totaled NIS 217 million (US$ 63 million), an increase of 26% or NIS 45 million from NIS 172 million in Q4 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA in Q4 2019 was an increase of NIS 40 million. As a percentage of total revenues, Adjusted EBITDA in Q4 2019 was 26% compared with 21% in Q4 2018.

Adjusted EBITDA for the cellular segment was NIS 156 million (US$ 45 million) in Q4 2019, an increase of 31% from NIS 119 million in Q4 2018, mainly reflecting the impact of the adoption of IFRS 16 which increased cellular segment Adjusted EBITDA by NIS 36 million, and a decrease in other cellular OPEX, partially offset by a decrease in cellular service revenues. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q4 2019 was 26% compared with 19% in Q4 2018.

Adjusted EBITDA for the fixed-line segment was NIS 61 million (US$ 18 million) in Q4 2019, an increase of 15% from NIS 53 million in Q4 2018, reflecting the increase in service revenues of NIS 18 million in the fixed-line segment, as well as the impact on Adjusted EBITDA of the adoption of IFRS 16 of an increase of NIS 4 million. This increase was partially offset by an increase in OPEX mainly related to TV and internet services. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q4 2019 was 23%, compared with 22% in Q4 2018.

Finance costs, net in 2019 were NIS 68 million (US$ 20 million), an increase of 28% compared with NIS 53 million in 2018. The increase largely reflected the impact of the adoption of IFRS 16, which resulted in an increase of NIS 20 million in finance expenses, partially offset by income from foreign exchange linkage. The negative impact on interest expenses of the increase in the average level of debt in 2019 compared with the average debt in 2018 was offset by the lower average debt interest rate.

Finance costs, net in Q4 2019 were NIS 20 million (US$ 6 million), an increase of 67% compared with NIS 12 million in Q4 2018. The increase largely reflected the impact of the adoption of IFRS 16, which resulted in an increase of NIS 5 million in finance expenses, as well as a revaluation of financial liability at fair value and an increase in interest expenses due to an increase in the debt level, which were partially offset by income from foreign exchange linkages in Q4 2019 compared with foreign exchange linkage expenses in Q4 2018.

The Company did not record income tax expenses for 2019, compared with income tax expenses of NIS 7 million in 2018. In 2018, the Company recorded a one-time income of NIS 16 million in income tax expenses, mainly due to an income tax audit of the Company's subsidiary. In 2019, a one-time income of NIS 6 million was recorded in income tax expenses.

Income tax expenses for Q4 2019 were NIS 3 million (US$ 1 million), compared with income tax income of NIS 17 million in Q4 2018 in which a one-time income of NIS 16 million was recorded, mainly due to an income tax audit of the Company's subsidiary.

Overall, the Company's profit in 2019 totaled NIS 19 million (US$ 6 million), a decrease of 66% compared with profit of NIS 56 million in 2018. The impact of the adoption of IFRS 16 in 2019 on profit was a decrease of NIS 9 million.

Based on the weighted average number of shares outstanding during 2019, basic earnings per share or ADS, was NIS 0.12 (US$ 0.04) compared with NIS 0.34 in 2018.

Profit in Q4 2019 was NIS 7 million (US$ 2 million), a decrease of 63% compared with a profit of NIS 19 million in Q4 2018. The impact of the adoption of IFRS 16 on profit in Q4 2019 was a decrease of NIS 2 million. In addition, the impact on profit in Q4 2019 of the change in the estimated useful life of the cellular license was an increase of NIS 12 million.

Based on the weighted average number of shares outstanding during Q4 2019, basic earnings per share or ADS, was NIS 0.05 (US$ 0.01), compared with basic earnings per share of NIS 0.12 in Q4 2018.

Cellular Segment Operational Review

At the end of 2019, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.66 million, including approximately 2.37 million Post-Paid subscribers or 89% of the base, and approximately 291 thousand Pre-Paid subscribers, or 11% of the subscriber base.

Over 2019, the cellular subscriber base increased by approximately 11 thousand. The Post-Paid subscriber base increased by approximately 5 thousand, and the Pre-Paid subscriber base increased by approximately 6 thousand.

The annual churn rate for cellular subscribers in 2019 was 31%, a decrease of 4 percentage points compared with 35% in 2018, and a decrease of 7 percentage points compared with 38% in 2017.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in 2019 was NIS 57 (US$ 16), a decrease of 2% from NIS 58 in 2018. The decrease mainly reflected the continued price erosion in cellular services due to the persistently high competition in the cellular market.

Total cellular market share (based on the number of subscribers) at the end of 2019 was estimated to be approximately 25%, unchanged from year-end 2018.

During the fourth quarter of 2019, the cellular subscriber base increased by approximately 6 thousand. The Pre-Paid subscriber base increased by approximately 6 thousand, and the Post-Paid subscriber base was approximately unchanged.

The quarterly churn rate for cellular subscribers in Q4 2019 was 7.2%, compared with 8.5% in Q4 2018.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q4 2019 was NIS 55 (US$ 16), a decrease of 4% from NIS 57 in Q4 2018 as a result of the continued price erosion in key cellular services due to the competition in the cellular market.

Funding and Investing Review

In 2019, Adjusted Free Cash Flow totaled NIS 49 million (US$ 14 million), a decrease of 60% from NIS 124 million in 2018.

Cash generated from operations totaled NIS 837 million (US$ 241 million) in 2019 compared with NIS 625 million in 2018, an increase of 34%. The increase mainly reflected the adoption of IFRS 16 in 2019, under which lease payments are recorded in cash flows from financing activities instead of in cash flows from operating activities in an amount totaling NIS 159 million, as well as the impact of the change in the accounting treatment of PHI from the beginning of 2019, whereby investments in PHI are recorded as cash flows from investing activities.

Lease payments, recorded in cash flows from financing activities under IFRS 16, totaled NIS 159 million (US$ 45 million) in 2019.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 629 million (US$ 182 million) in 2019, an increase of 25% from NIS 502 million in 2018. The increase largely reflected the change in the accounting treatment of PHI, as described above, as well as increases in investments in the fiber optic infrastructure and in the costs of equipment, including installation, leased to subscribers.

In Q4 2019, Adjusted Free Cash Flow (including lease payments) totaled NIS 16 million (US$ 5 million), an increase of NIS 38 million from a negative Adjusted Free Cash Flow of NIS 22 million in Q4 2018.

Cash generated from operating activities totaled NIS 178 million (US$ 52 million) in Q4 2019, an increase of 47% from NIS 121 million in Q4 2018, as a result of the adoption of IFRS 16 in 2019, under which lease payments, which totaled NIS 35 million in Q4 2019, are recorded in cash flows from financing activities instead of in cash flows from operating activities, and the impact of the change in the accounting treatment of PHI from the beginning of 2019.

Lease payments, recorded in cash flows from financing activities under IFRS 16, totaled NIS 35 million (US$ 10 million) in Q4 2019.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 127 million (US$ 37 million) in Q4 2019, a decrease of 11% from NIS 143 million in Q4 2018, reflecting a decrease in fiber optic infrastructure and IT payments compared to Q4 2018, partly offset by the impact of the change in the accounting treatment of PHI from the beginning of 2019.

The level of Net Debt at the end of 2019 amounted to NIS 957 million (US$ 277 million), compared with NIS 950 million at the end of 2018, an increase of NIS 7 million. In addition, in January 2020, the Company issued shares in a private placement and received a net consideration of NIS 276 million, which decreased the Company's net debt.

Other Important Developments

Changes in the Company’s controlling shareholder and Board of Directors

On November 12, 2019, following a default in payment of amounts owed by S.B. Israel Telecom in connection with its acquisition in 2013 of shares currently representing approximately 27% of our share capital, attorney Ehud Sol was appointed by the court as receiver (the “Receiver”) under Israeli law and granted substantial rights over the shares, including the right to vote. As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of our shareholders. The Receiver is expected to hold such rights until the shares are sold or transferred, actions that would require the court’s approval. Seven of the eight members of our Board of Directors who had been nominated by S.B. Israel Telecom resigned shortly following the appointment of the Receiver.

Offer by HOT Telecom to acquire all our shares

In press releases on January 29, 2020 and February 5, 2020, we announced HOT Telecom’s proposal to acquire 100% of the Company’s share capital. For further information on the above developments, please see our Annual Report on Form 20-F for the year ended December 31, 2019, to be filed with the U.S. Securities and Exchange Commission on the date of this press release.

Conference Call Details

Partner will hold a conference call on Thursday, March 26, 2020 at 11.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0609
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from March 26, 2020 until April 9, 2020, at the following numbers:
International: +972.3.925.5901
North America toll-free: +1.877.456.0009
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief that our entry point into the current global health crisis is relatively good compared to the market in light of our levels of net debt and cash.  In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular the severity and duration of the impact on our business of the current health crisis, especially on our customers’ international travel (which impacts our income from roaming fees), on the closure of shopping centers (which impacts our sales of services and equipment), on employee absences and disruptions in our equipment supply chain (which impact our ability to continue to provide services and sales of equipment), and on credit losses, which may be expected to increase.  In light of the current unreliability of predictions as to the ultimate severity and duration of the health crisis, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.
The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2019: US $1.00 equals NIS 3.456. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow
Net cash provided by operating activities
add
Net cash used in investing activities
deduct
Proceeds from (investment in) short-term
deposits, net
deduct
Lease principal payments
deduct
Lease interest payments
Net cash provided by operating activities add Net cash used in investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
Net Debt	Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks add Financial liability at fair value deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks, Financial liability at fair value Less Sum of: Cash and cash equivalents, Short-term deposits

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,
	2018	2019**	2019**
	In millions
CURRENT ASSETS
Cash and cash equivalents	416	299	87
Short-term deposits		552	160
Trade receivables	656	624	180
Other receivables and prepaid expenses	33	39	11
Deferred expenses – right of use	51	26	7
Inventories	98	124	36
	1,254	1,664	481

NON CURRENT ASSETS
Trade receivables	260	250	72
Deferred expenses – right of use	185	102	30
Lease – right of use		582	168
Property and equipment	1,211	1,430	414
Intangible and other assets	617	538	156
Goodwill	407	407	118
Deferred income tax asset	38	41	12
Prepaid expenses and other	4	1	*
	2,722	3,351	970

TOTAL ASSETS	3,976	5,015	1,451

*   Representing an amount of less than 1 million.
** See report 20-F regarding the adoption of IFRS 16 – Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,
	2018	2019**	2019**
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	162	367	106
Trade payables	711	716	206
Payables in respect of employees	96	103	30
Other payables (mainly institutions)	10	23	7
Income tax payable	35	30	9
Lease liabilities		131	38
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	41	45	13
Provisions	64	43	12
	1,150	1,489	430
NON CURRENT LIABILITIES
Notes payable	1,013	1,275	369
Borrowings from banks and others	191	138	40
Financial liability at fair value		28	8
Liability for employee rights upon retirement, net	40	43	12
Lease liabilities		486	141
Deferred revenues from HOT mobile	133	102	30
Provisions and other non-current liabilities	43	37	11
	1,420	2,109	611

TOTAL LIABILITIES	2,570	3,598	1,041

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2018 and 2019 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2018 –***162,628,397 shares
December 31, 2019 – ***162,915,990 shares
Capital surplus	1,102	1,077	311
Accumulated retained earnings	563	576	167
Treasury shares, at cost December 31, 2018 – ****8,560,264 shares December 31, 2019 – ****8,275,837 shares	(261)	(238)	(69)
Non-controlling interests	*
TOTAL EQUITY	1,406	1,417	410
TOTAL LIABILITIES AND EQUITY	3,976	5,015	1,451

*	Representing an amount of less than 1 million.
**	See report 20-F regarding the adoption of IFRS 16 – Leases.
***	Net of treasury shares.
****
Including restricted shares in an amount of 1,210,833 and 1,247,583 as of December 31, 2018 and December 31, 2019, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
	New Israeli Shekels			into U.S. dollars
	Year ended December 31,
	2017	2018	2019**	2019**
	In millions (except earnings per share)
Revenues, net	3,268	3,259	3,234	936
Cost of revenues	2,627	2,700	2,707	783
Gross profit	641	559	527	153

Selling and marketing expenses	269	293	301	87
General and administrative expenses	144	148	149	43
Credit losses	52	30	18	5
Income with respect to settlement
agreement with Orange	108
Other income, net	31	28	28	8
Operating profit	315	116	87	26
Finance income	4	2	7	2
Finance expenses	184	55	75	22
Finance costs, net	180	53	68	20
Profit before income tax	135	63	19	6
Income tax expenses	21	7	*	*
Profit for the year	114	56	19	6
Attributable to:
Owners of the Company	114	57	19	6
Non-controlling interests		(1)	*	*
Profit for the year	114	56	19	6

Earnings per share
Basic	0.70	0.34	0.12	0.04
Diluted	0.69	0.34	0.12	0.04

*   Representing an amount of less than 1 million.
** See report 20-F regarding the adoption of IFRS 16 – Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
 CONDENSED CONSOLIDATED STATEMENTS
 OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31,
	2017	2018	2019**	2019**
	In millions
Profit for the year	114	56	19	6
Other comprehensive income, items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	(2)	1	(2)	(1)
Income taxes relating to remeasurements of
post-employment benefit obligations	1	*	*	*
Other comprehensive income (loss)
for the year, net of income taxes	(1)	1	(2)	(1)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	113	57	17	5
Total comprehensive income attributable to:
Owners of the Company	113	58	17	5
Non-controlling interests		(1)	*	*
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	113	57	17	5

*   Representing an amount of less than 1 million.
** See report 20-F regarding the adoption of IFRS 16 – Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Year ended December 31, 2019**				Year ended December 31, 2018
	In millions				In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,783	777		2,560	1,827	697		2,524
Inter-segment revenue - Services	15	148	(163)		16	155	(171)
Segment revenue - Equipment	571	103		674	643	92		735
Total revenues	2,369	1,028	(163)	3,234	2,486	944	(171)	3,259
Segment cost of revenues - Services	1,367	810		2,177	1,435	696		2,131
Inter-segment cost of revenues - Services	147	16	(163)		154	17	(171)
Segment cost of revenues - Equipment	464	66		530	509	60		569
Cost of revenues	1,978	892	(163)	2,707	2,098	773	(171)	2,700
Gross profit	391	136		527	388	171		559
Operating expenses (3)	334	134		468	343	128		471
Other income, net	20	8		28	23	5		28
Operating profit	77	10		87	68	48		116
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	542	209			442	150
–Other (1)	16	(1)			14
Segment Adjusted EBITDA (2)	635	218			524	198
Reconciliation of segment subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)				853				722
- Depreciation and amortization				(751)				(592)
- Finance costs, net				(68)				(53)
- Income tax expenses				*				(7)
- Other (1)				(15)				(14)
Profit for the year				19				56

*	Representing an amount of less than 1 million.
**
See report 20-F regarding the adoption of IFRS 16 – Leases. For the 12 months ended December 31, 2019 the impact of the adoption of IFRS 16 was an increase of NIS 141 million in the cellular segment Adjusted EBITDA and an increase of NIS 16 million in the fixed-line segment Adjusted EBITDA.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months ended December 31, 2019*				3 months ended December 31, 2018
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	435	201		636	443	182		625
Inter-segment revenue - Services	3	37	(40)		4	38	(42)
Segment revenue - Equipment	172	26		198	165	24		189
Total revenues	610	264	(40)	834	612	244	(42)	814
Segment cost of revenues - Services	323	209		532	363	184		547
Inter-segment cost of revenues - Services	36	4	(40)		38	4	(42)
Segment cost of revenues - Equipment	143	18		161	132	15		147
Cost of revenues	502	231	(40)	693	533	203	(42)	694
Gross profit	108	33		141	79	41		120
Operating expenses (3)	81	35		116	82	31		113
Other income, net	3	2		5	5	2		7
Operating profit	30	0		30	2	12		14
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	124	60			114	41
–Other (1)	2	1			3
Segment Adjusted EBITDA (2)	156	61			119	53
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				217				172
- Depreciation and amortization				(184)				(155)
- Finance costs, net				(20)				(12)
- Income tax income (expenses)				(3)				17
- Other (1)				(3)				(3)
Profit for the period				7				19

(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.
* See report 20-F regarding the adoption of IFRS 16 – Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
    (An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels			Convenience translation into U.S. Dollars
	Year ended December 31,
	2017	2018	2019**	2019**
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	1,002	627	838	241
Income tax paid	(29)	(2)	(1)	*
Net cash provided by operating activities	973	625	837	241

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(223)	(343)	(462)	(134)
Acquisition of intangible and other assets	(153)	(159)	(167)	(48)
Acquisition of a business, net of cash acquired			(3)	(1)
Proceeds from (investment in) short-term deposits, net	302	150	(552)	(159)
Interest received	2	1	1	*
Consideration received from sales of property and equipment	*	3	2	1
Payment for acquisition of subsidiary, net of cash acquired		(3)
Net cash used in investing activities	(72)	(351)	(1,181)	(341)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments			(139)	(39)
Lease interest payments			(20)	(6)
Share issuance	190
Acquisition of treasury shares		(100)
Interest paid	(165)	(69)	(37)	(11)
Proceeds from issuance of notes payable, net of issuance costs	650	150	562	164
Proceeds from issuance of option warrants exercisable for notes payables			37	11
Repayment of non-current borrowings	(1,332)	(382)	(52)	(15)
Non-current borrowings received	350
Repayment of notes payables	(443)	(324)	(109)	(32)
Repayment of current borrowings			(13)	(4)
Transactions with non-controlling interests			(2)	(1)
Net cash provided by (used in) financing activities	(750)	(725)	227	67

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	151	(451)	(117)	(33)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	716	867	416	120

CASH AND CASH EQUIVALENTS AT END OF PERIOD	867	416	299	87

*	Representing an amount of less than 1 million.
**	See report 20-F regarding the adoption of IFRS 16 – Leases.

 PARTNER COMMUNICATIONS COMPANY LTD.
    (An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels			Convenience translation into U.S. Dollars
	Year ended December 31,
	2017	2018	2019**	2019**
	In millions

Cash generated from operations:
Profit for the year	114	56	19	6
Adjustments for:
Depreciation and amortization	540	545	723	209
Amortization of deferred expenses - Right of use	40	47	28	8
Employee share based compensation expenses	20	15	17	5
Liability for employee rights upon retirement, net	(1)	1	1	*
Finance costs, net	(2)	(7)	5	1
Lease interest payments			20	6
Interest paid	165	69	37	11
Interest received	(2)	(1)	(1)	*
Deferred income taxes	(13)	16	4	1
Income tax paid	29	2	1	*
Capital loss from property and equipment	*	*	(2)	(1)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	283	124	42	12
Other	6	16	(1)	*
Increase (decrease) in accounts payable and accruals:
Trade	69	(69)	63	18
Other payables	(3)	(18)	12	3
Provisions	(2)	(11)	(21)	(6)
Deferred income with respect to settlement
agreement with Orange	(108)
Deferred revenues from HOT mobile	(31)	(31)	(31)	(9)
Other deferred revenues	3	*	4	1
Increase in deferred expenses - Right of use	(113)	(107)	(51)	(15)
Current income tax	5	(15)	(5)	(1)
Decrease (increase) in inventories	3	(5)	(26)	(8)
Cash generated from operations	1,002	627	838	241

*    Representing an amount of less than 1 million.
**  See report 20-F regarding the adoption of IFRS 16 – Leases.

At December 31, 2019 and 2018, trade and other payables include NIS 115 million ($33 million) and NIS 157 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment. Cost of inventory used as fixed assets during 2019 and 2018 were NIS 24 million (US$ 7 million) and NIS 8 million, respectively.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	12 months ended December 31,		3 months ended December 31,		12 months ended December 31,	3 months ended December 31,
	2018	2019*	2018	2019*	2019*	2019*
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Net cash provided by operating activities	625	837	121	178	241	51
Net cash provided by (used in) investing activities	(351)	(1,181)	148	(523)	(341)	(151)
Investment in (proceeds from) short-term deposits, net	(150)	552	(291)	396	159	115
Lease principal payments		(139)		(30)	(39)	(9)
Lease interest payments		(20)		(5)	(6)	(1)
Adjusted Free Cash Flow	124	49	(22)	16	14	5
Interest paid	(69)	(37)	(15)	(16)	(11)	(5)
Adjusted Free Cash Flow After Interest	55	12	(37)	0	3	0

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	12 months ended December 31,		3 months ended December 31,		12 months ended December 31,	3 months ended December 31,
	2018	2019*	2018	2019*	2019*	2019*
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cost of revenues - Services	2,131	2,177	547	532	630	154
Selling and marketing expenses	293	301	72	73	87	21
General and administrative expenses	148	149	37	40	43	11
Credit losses	30	18	4	3	5	1
Depreciation and amortization	(592)	(751)	(155)	(184)	(217)	(53)
Other (1)	(14)	(9)	(3)	3	(3)	1
OPEX	1,996	1,885	502	467	545	135

(1)	Mainly amortization of employee share based compensation.

*	See report 20-F regarding the adoption of IFRS 16 – Leases.

Key Financial and Operating Indicators (unaudited) ****

NIS M unless otherwise stated	Q4' 17	Q1' 18	Q2' 18	Q3' 18	Q4' 18	Q1' 19	Q2' 19	Q3' 19	Q4' 19	2018	2019
Cellular Segment Service Revenues	478	466	454	476	447	441	453	466	438	1,843	1,798
Cellular Segment Equipment Revenues	182	178	157	143	165	142	115	142	172	643	571
Fixed-Line Segment Service Revenues	197	202	210	220	220	224	230	233	238	852	925
Fixed-Line Segment Equipment Revenues	22	23	20	25	24	28	24	25	26	92	103
Reconciliation for consolidation	(45)	(43)	(44)	(42)	(42)	(41)	(41)	(41)	(40)	(171)	(163)
Total Revenues	834	826	797	822	814	794	781	825	834	3,259	3,234
Gross Profit from Equipment Sales	40	43	37	44	42	39	35	33	37	166	144
Operating Profit*	0	32	22	48	14	9	22	26	30	116	87
Cellular Segment Adjusted EBITDA*	124	134	126	145	119	150	159	170	156	524	635
Fixed-Line Segment Adjusted EBITDA*	34	43	46	56	53	47	55	55	61	198	218
Total Adjusted EBITDA*	158	177	172	201	172	197	214	225	217	722	853
Adjusted EBITDA Margin (%)*	19%	21%	22%	24%	21%	25%	27%	27%	26%	22%	26%
OPEX*	519	498	492	504	502	472	472	474	467	1,996	1,885
Finance costs, net*	88	18	13	10	12	14	16	18	20	53	68
Profit (Loss)*	(50)	9	2	26	19	2	3	7	7	56	19
Capital Expenditures (cash)	113	138	104	117	143	185	143	174	127	502	629
Capital Expenditures (additions)	174	113	98	111	177	157	142	150	129	499	578
Adjusted Free Cash Flow	63	21	55	70	(22)	(11)	31	13	16	124	49
Adjusted Free Cash Flow (after interest)	(17)	(14)	44	62	(37)	(15)	15	12	0	55	12
Net Debt	906	919	893	898	950	977	965	956	957	950	957
Cellular Subscriber Base (Thousands)**	2,662	2,649	2,623	2,630	2,646	2,620	2,616	2,651	2,657	2,646	2,657
Post-Paid Subscriber Base (Thousands)**	2,308	2,318	2,323	2,333	2,361	2,340	2,337	2,366	2,366	2,361	2,366
Pre-Paid Subscriber Base (Thousands)	354	331	300	297	285	280	279	285	291	285	291
Cellular ARPU (NIS)	59	58	57	60	57	56	58	59	55	58	57
Cellular Churn Rate (%)**	9.9%	8.9%	10.1%	8.0%	8.5%	8.5%	7.9%	7.7%	7.2%	35%	31%
Number of Employees (FTE)***	2,797	2,778	2,808	2,821	2,782	2,897	2,895	2,923	2,834	2,782	2,834

*	Figures from 2019 include impact of adoption of IFRS 16 - Leases (see also report 20-F).
**
As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December  31, 2018, by approximately 34 thousand subscribers. See also ‘Cellular Segment Operational Review’ section.

***	From 2019, the number of employees (FTE) also includes the number of FTE of PHI on a proportional basis of Partner's share in the subsidiary (50%).
****	See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of December 31, 2019

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.12.2019				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	218	218	**	219	1.398% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (4)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1) (3)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	1,021	1,021	**	1,040	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (2) (3)	06.01.19 01.07.19* 28.11.19* 27.02.20*	225 38.5 86.5 15.1	350	350	7	383	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
Following agreements with Israeli institutional investors, in December 2019 the Company issued an additional Series F Notes in a principal amount of NIS 227 million. For additional details see the Company's press release dated December 1, 2019.

(2)	In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million.
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following partial exercise of option warrants from the first series, in July 2019, November 2019 and February 2020, the Company issued Series G Notes in a principal amount of NIS 38.5 million, NIS 86.5 million and NIS 15.1 million, respectively. As of today, the total future considerations expected to the Company in respect of the allotment of the option warrants and in respect of their full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 163 million.

(3)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2019, the ratio of Net Debt to Adjusted EBITDA was 1.1. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(4)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*	On these dates additional Notes of the series were issued. The information in the table refers to the full series. ** Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of December 31, 2019 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.12.2019 and 26.03.2020 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.12.2019 and 26.03.2020	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	08/2019	07/2010, 09/2010,10/2010, 09/2012, 12/2012, 06/2013,07/2014, 07/2015, 07/2016, 07/2017,08/2018, 11/2018, 12/2018, 01/2019,04/2019, 08/2019, 02/2020	ilAA-, ilAA-,ilAA-, ilAA-, ilAA-, ilAA-,ilAA-, ilA+, ilA+, ilA+,ilA+, ilA+, ilA+, ilA+,ilA+, ilA+, ilA+
F	S&P Maalot	ilA+	ilA+	08/2019	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019 04/2019, 08/2019, 02/2020	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	08/2019	12/2018, 01/2019, 04/2019, 08/2019, 02/2020	ilA+, ilA+, ilA+, ilA+, ilA+

(1) In August 2019, S&P Maalot has reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook to “Negative”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated August 5, 2019.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, the Company issued additional Series G Notes in a principal amount of NIS 38.5 million. In November 2019, the Company issued additional Series G Notes in a principal amount of NIS 86.5 million. In February 2020, the Company issued additional Series G Notes in a principal amount of NIS 15.1 million.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2019

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	313,385	-	-	-	36,810
Second year	-	313,385	-	-	-	30,898
Third year	-	239,157	-	-	-	25,024
Fourth year	-	239,157	-	-	-	19,215
Fifth year and on	-	484,157	-	-	-	37,236
Total	-	1,589,241	-	-	-	149,183

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	4,182
Second year	-	52,132	-	-	-	2,915
Third year	-	52,132	-	-	-	1,643
Fourth year	-	22,720	-	-	-	639
Fifth year and on	-	11,400	-	-	-	107
Total	-	190,516	-	-	-	9,486

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2019 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	365,517	-	-	-	40,992
Second year	-	365,517	-	-	-	33,813
Third year	-	291,289	-	-	-	26,667
Fourth year	-	261,877	-	-	-	19,854
Fifth year and on	-	495,557	-	-	-	37,343
Total	-	1,779,757	-	-	-	158,669

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

In addition to the total credit above, Company's financial debt includes financial liability at fair value in respect of option warrants issued in May 2019. At December 31, 2019, this financial liability totals to an amount of NIS 28 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: March 26, 2020